2023 REPORT

Black Sands Entertainment

LETTER

Dear investors,

In the past year, we have increased our diversity when it comes to revenue sources. We now rely heavily on wide distribution from more professional sources like schools, libraries, and retail stores. Facebook has been notoriously bad on advertising so we are trying to pivot away from relying on their services. We are very cash healthy and expect no problem with operations for years to come. Now we are focusing our efforts on a anime that could potentially help licensing and merchandising for our company.

We need your help!

Raising awareness with family and friends is always a nice thing to have. We have been working diligently to build partnerships with influencers in our space so advocating for us is always a great way to help. Additionally, we have expanded greatly in schools. If investors talk to their school administrations locally, they can have Black Sands placed in their districts across the entire state.

Sincerely,

Manuel Godoy

CEO

CEO

Geiszel Godoy

CFO

How did we do this year?

REPORT CARD

B+

☺ The Good

We massively increased our school distribution and expanded digital sales.

We formed a partnership for a flagship anime that will boost the value of the company.

We have selected a limited amount of series for permanent ongoing development status, streamlining development costs.

☹ The Bad

Facebook advertising has tanked across the industry and effected our sales considerably.

Numerous apple updates has caused many of our back channels to lose effectiveness.

social media reach has limited our ability to reach our customers.

2023 At a Glance

January 1 to December 31


$$$$

$486,498 [40%]
Revenue



-$284,040
Net Loss


IOU!

$10,232 [76%]
Short Term Debt



$1,144,671
Raised in 2023



$1,080,000
Cash on Hand
As of 08/ 5/24

INCOME BALANCE NARRATIVE

Revenues Profit


$807,509
-$539,742
$486,498
-$284,040
2022
2023

Net Margin: -58% Gross Margin: 57% Return on Assets: -18% Earnings per Share: -$0.05

Revenue per Employee: $243,249 Cash to Assets: 64% Revenue to Receivables: ~ Debt Ratio: 1%

BSE-_BSP_CONSOLIDATED_FS__22__21.pdf

2023_GAAP_financial_statements.pdf

We ❤ Our 4,551 Investors

Thank You For Believing In Us

Sabrina L. Wright	Marquel Reid	Kevin Brown	Tipaoa S Filimona	Michael K Wheeler Jr	Robert W Gill Jr
Ronald Christian Jr	Michael Smallwood	Michael K. Simmons Jr	Javan Braithwaite	Martaze John Height	John Timothy...
Joseph Oseghale	Jess Washington	Debra Thompson	Jason Nix	Rodney Jenkins	Keith Davis
Edward Flounoy Jr.	Malcolm Underwood	Joe Kirby III	Anthony Simpson	Silas Sheppherd Jr	April Byrd
Roger Nurse	Joseph Leonetti	Mason Brown	Craig J. Vom Lehn	Bryan Saint-Louis	Johnny Evans
Alex Lebon	Donna T Johnson	Lamont Massey	Alexander Clarence...	Shi Crossley	Grady McClinton
Camryn Del Rio Linton	Arlene Johnson	Quintin Dorsey	Femi Kennedy	Terri Denise Register	Anthony Stallworth
Michael Otis	Frank D Hemle	Melanie Williams	Travis S Silman	Deka Gabriel	Paul Sheppard
Erika Huerta-...	Erica Best	John Jamerson	Joseph Bernard...	Art Costley	Brian Neal Sr
C Dakota Morris-Terry	Darion Atkins	Calvin Williams	Gregory Bowman	Jonathan Footman	Austin Leedom
Kendail Banks	Taylor Sago	William Plummer Jr	Cory Owens	Jamal Walker	William Smith
Elvis G Greene	Donte Allen	Israel Ponce	Robyn Atwell	Donald Coolidge	Zoran Jovicic
Tanya D Fussell	José Gomez	Curtiss Sykes	Buddha Moon	Conrad Brooks	Brenda Hines
Robert Ellis Grayson	Jesse E Knight	Crystal Paris	Myles Tony Taylor	Samuel Oppong	Deb'orah MOMON

Derrik Oates
Luis Gabriel Cabrera...
Nadja Green
Ivo Vasilev
Lyle Notice
Tammy Stuart Oates
Tyrone Miller
Terry Young
Jack Hallows
Maria Carter-Evans
Philip Jack
Yvesnee JeanAime
Ossie Aigbogun
Raquel Thomas
Henry Anthony
Johnathan Morgan
Frances Caldwell
Derek Johnson
Xavier Anglada
Jake Palermo
Mark A Moten
Chad Shannon
Amit Patel
Darren Long
Enola Mosley
Alfredo Noble
Ricky Brantley
Cynthia Troupe
Ruqiah A Muhammad
Elijah Jones Jr
Lorenza Eason
Corey Tyrone Alston...
Porsha Carr
Ruby Mendenhall
David Lovelace
Deborah A. Brown
Rootsheel Antoine
Mark Anthony Wright
Thomas Addison IV
Papa Kwesi Yorke
De Vera Chatfield
Shirley A Lawson
Brenda J Ross
Frank Lawson
Emmanuel Jerome
Carol Holliday
Vernon Allmond
Demetrius...
Donald Jones Jr
Roy Williams
Dakeem M Coleman
Netaushe Williams
Dolores Terry
Vince Bayyan
Suhadkumar H Patel
Eban Coleman
Woodrow Wilson
Ron Bryant
Crystal Rubino
Milton Lindsey
Hapsatou Diawara
Tamara Parker
Carl Mays
Lisa Vaai
Thomas Brown
Doug Reid
Daicha Perkins
Stephanie Connor
Terrell Pryor
Johnny Chaney

Ryan Cox
Jared Burks
Momolu Cooke
Lena Williams
Freda Haywood
Paul Spinrad
Zach Smith
Darnell H. Bingham Jr.
Blake Bozeman
Wayne Lamb
Adeyinka Animashaun
Clarence Durden
Monique Mckeller
Noel Obed
Orace Plummer
Constance OBryant
Earl Corey...
David Coleman
Kande Amadou
Tony T
Hasheen Lockhart
Willie Washington
Charles Dean Jones
Lawrence Alexander...
Edwin Brown
Makeda Lila Cairo
Marcy Bernstine
Dejenaba Lockett
Peter Knucklez...
Simon Reyes
Frank Shelvin
Rhonda Wilson
JOHN SOLO
Davian McKnight
Marcus A Moore
Jamil Huie
Keri A Bell
Channo B
Debra Mininfield
Buedha Bass
Jarvis Louis Jones
Kc Ss
Eddie D Pierce
Susan Bubnar
Malvis Campbell III
J.J Furlano
Thomas Wolf-Powell
Donavan Johson
Harvey Henley
Cecil Weems
Warren Anderson
Tylerblue Tillocksingh
Chelsie Harris
Carl Oliver
Raghuraman...
Ryan King Scales
Maurice Hayles
Brandon Williams
Fred Mcwhorter
Yaq Diesel
La Wann Stribling
Demi Joy
David Johnson
Kwame Theriot
Anthony Duncan
Joshua Causey
Lewalie JH
Jerell Scott
Jazelle Successful...
Charlton Hilton

Antoine Ford
Vi Johnson
Nancy Ramos
Quawi Hester
Christopher...
Gemma Patricio
Cassandra...
Alibin Drayton
Ramona Dunlap
Obi M Holly
Henderson S Mith III
Donald Lawson
Khyriece Campbell
Douglas Aldrich
Myra Foster
Spencer Gray
Tre Baker
Rodney Shaw Jr
Whitney Walls
Lionell Hardy
Angela Green
Lois Poindexter
Dionne Fox
Jazz Aughton
Pauline Tomlin
Herman Lee Spencer
Robert Holder
Andre Pauls
Malik Bey
Ja Nique Sadler
Edith Allen Corbett
Daywan Andrews
Mary Williams-elibert
Edward Dunar
Jeff Spann
Bernard Wells
Karl Vidol
Jay Nigs
Roy Dixon III
Wardell Bradley
Sherri Searles
Rickey Johnson
H.R. Bolling
Charles Manns
Jd Consults
Clara White
Samantha S Harper
Cynthia Hints
Bennie Johnson
Zeek Weeks
Jerome Israel Cone
Robert Randolph
Johnny Linebarger
Ashley Paige...
Tracey Blair-Banton
Zakiyyah ALI
Neco Williams
Lamont Wilkins
Richie Alvez
La Shon Patrice Smith
Siyabulela Mboxela
Deshawna Marie Bur...
Antwan Ellis
Shalena Stewart
Cameron Brown
Ray C. Mulligan
Kenneth Patterson
Kelvin Armour
Jordan Johnson
Reagan Wolobah

Wardell Carter
Neo Ramathe
Krystal Gregory
Karen Jackson
Daniel Haywood
Fran Harris
Donald Millet
Ryk Good
Ron Fanniel
Bertram V. Council Sr.
Melanie Roberts
Troy James
William Edward Stone
Cherry Jones
DeWayne Smith
Mnm Menelas
Qwincy Houston
Caroline Hairston
Kevin Swift
Flavin Neiman-McFern
LD Freeman
Jeffery Wright
Ramon Petgrave
Tanya K Webster
Dominick Savillo
Jason Joseph
Jordan Lovelace
Tammi Terrell
Wave Hutson
Mister T.Y.
Otis F White Jr
Patrick McGlashan
Annyah Hasler
Errold Henry
Leroy Young
Rodney Williams
Neryk Davydov
Gregory Jones
Lamont Fleming
Juanita Jones
Ricardo Holmes
Milton Cain Jr
Charles Russell
Kennedy Thomas
Anthony McClary
Timothy E. Bates
Fay Pryce
Zemel Shropshire
Jerry Harper
Tito Divyn
Renaldo Baucom
Tolulope Folayan
Stacey Minter Jr
Doc Dee
Katherine Jean...
Elizabeth Brown
David Holmes
Scottie Crumb
Diana Artiles
Itoua Christ Olivier
Jewel Lee
Deanna Williams
Kazeem Castrillon
Martrina D. Womble
Malik Grant
Chauncey LaBoo
Tommy Hamilton
Imani Frgmw...
Brayan Byrdsong
Kyle Grove

Debayan Pal
Cynthia Brinkman
Dennis Comer
Carey Goodley
Brian Wouters
Kenneth Smith
Zeddikia Chisholm
Troy D Gardner
Nicholas Heyward
Jeremy Pridgen
Venecia Bonwell
Shellie BIVIENS
William F. Coleman, III
Terence Muhammad
Khetho Borole
Dana White
Damali BRIMM
Marquis Bentley
Jacqueline M Ward
Dr. Universe Konadu
Kelvin Jeffery...
Francis E Garrett
James Behn
Natassia Williams
Roger Rector
La Vaughn Davis
Randy L Gordon Sr
Chris Herbert
Andrea Walker-...
Gary Walters
Michael Willis
Jeffrey Scales
George Simons
Lisa Smith
Corey L Lewis
Muthu SANKARAN
Reno GTK
Dennis Adams
Andre Porter
Vincent L Rudolph
Delbert Stallworth
Tuan X
Jeffrey Dobbins
De Arthur Jordan
Justice Jones
Daniel Ribeirinha-...
Jose M. Moralez
Jamal Ingram
Larry Charles Turner
Gina Robinson
Randy R Osborn
Nana Korantemaa
Iam Alex WHAT_
Devonte Quarles
Jason Shelton
Jayson Vemoa
Veda Jackson
Vincent Pryce
Alicia Garner
Ethan Herbert
Scott Jones
Craig Frierson
Jei Kia Spann-Walker
John Ford Jr
Duane Polite
Justin Brown
Kimar Shythittindafan
James Foulks
Robert Sway Williams
Chuck Thereyouhave...

30sec Sport...
Desmond Edwards
Kimberly A Touhey
Kassanova Betts
Jerecho Washington
Richard Vissoh
Jason The Spiderma...
Ware Marcco
Chrishelle Adams
Brandon Lee WARD
Rodrick Weston
Daniel Philip Oliver
Jacie Colie Rowe III
Leonard Curry
Brian Godsey
Tawayna Dobie
Paula Williams
Anthony Thomas
L Johns
Theodore Dobbins
Melanie Adams
Jefferey A Childers
Robin Garrett
Aleen Bailey
Ricky Mccoy
Chris English
Jonathan McNeil
Wayne B. Wheatley Sr.
Wesade Campbell
Victoria Comer
Dion Taylor
Nathaniel Adams Jr
Master David DaSilva
Seko Varner
Ali Nikiema
Shannon M Terry
Fondtina Christopher
Kris Williams
Steve Brady
Brucellious Morris Jr
Donta Alexander
Spectra A. I. Asala
Kenyua B. Ellis
Jeffery Peters
Leroy Zaalman
Dirk Street
Melvin O'neil...
Ronny Palladino
Fernanda Best
Bayou Bay
Kendra Ridley
Slee Man
Gregory Louis-jeune
Eric Stone
Latricia Dailey
Seth Singleton
Jamil R Potter
Evan F Hall
Xavian Jones
Isaiah Shelton
Young Savage
Paul Washington
Kings Kegwaehi
Hector Rosario
Stolen Legacy
Jason Malloy Manago
Ifunanya Nwogbaga
Emmanuel Mincey
Michael Walker
Altemus G Butler

Brandon Sngdnc...	Daniel J Woods	Quise Thompson	Dillon Williams	Jerome Cox II	L Marie Rhoden...
Eric Trunnell	Jeffrey Owusu	Josh Blaylock	David M Crenshaw	Lavell Soule	Bichara Mica
Parker Darrell	Stephen Oparaugo	Jason Esdaille	Kevin Fnb	Isaac Jones	Julian Goodwin
Joe Jordan	Cj Mosley	Audrey Young	Nicholas Prince	Will Breakthechain...	Aubrey Pierson
Trent Hooks	Jamaal Hampton	Cameron James	La Rhon Walker	Mike Clegg	Kenneth Gardner
Reagan Wolobah	Lovell Walker	Grind Hard	Sandra Thomas	Lenworth Pratt	Anthony Wells
T Man Crockett	Jack Brickhouse	Devontae K Wilson	Jamaal Abasiofon...	Marcella Hinton	Cj Brooks
Tyson Miller	Brian McNeil	Gils Ditengou	Lance Gregg	John Jackson	Larry Anthony Kidd
David Coates	Jeff Holmes	Jeffrey Richard	Peter Lee Geffrard	Esteban Isaac	Jonathan Jackson
Donald Welch	Ellis Jennings	Gwendolyn Jones	Terrence McCrary	Ericka Johnson	Bruce Stuff
Cassandra Cokley	Garry Schettini	Lloyd Monroe	Deshon Allen	Angelica Derose	Mikhaela Pearl
Michael Parker	Steve Agnant	Aaron Dixon	Jermaine Devore	Tanya Dallas-Lewis	Teresa Haddad
Omar Bennerman	Cj Martin	Kai Strachan	Roger Gresham Jr	Derrick Robinson	Eric Johnson
Najm Amos Thomas	Crystal Nicole Jones	Shawn P. Jones	Uriel Jean-Baptiste	Zouné Jnm	Troy Williams
Dikia Anderson	Rawle Semple	Jeffery Johnson	Josh Garache	Giarri Nahjae	Dr Blackmoor
Ayo HC	Katie C. Frimodig	La Goge Graham	Charles Leonard	Raheim Parris	Charles Fuller
Akeem Campbell	Ursala A Garnett	Monique Outerbridge	Richard Sidorski Jr	Ernest Francois	Robert Lewis
Sandy Pringle	Cherise L Williams	Marcus Mc Conico Jr.	Marqel Armani Lee	Theodore Shionis	Gregory Turner
Courtney Lovelle...	Le Juene Edwards...	Kendrick Daniels	Asaad Hogan	Anthony Keith	Tico Harris
Soccus Ramon...	Gage Flippen	Nathaël BECKLER	Jerry Taylor	Joe Robinson	Miles Alexander
Dane Campbell	Isisi Asare	Mason Gibbs	Kalep Rivers	Yolanda Pinckney	Charles Jones
Yusef Umrani	Ronald Bridgett	Charles Brown	Christian Walker	David Taylor	Fritzner Alexis
Cedric J Johnson	Da Jude Eeg	Victor Baker Jr.	Jason Houston	Arthur Mitchell	T Fields Moore
Kai Porchia	Jacqueline IVEY	Melvin J Smith	Corey Gifted Trader	Akeem Raymond	Ant Tookoolfou...
Tee Wilson Sr.	Frank Priefler	Dwayne Stowe	Tamika Lathen	Tw Ferguson	Daveen L. MANN
Eric Shelton	Suzane Foustin	Ashley Starks Billings	Eljer Hanson	Edmonn Maul	Shevor McCloud
Kevin Kerridge	Artemis Serina Fannin	Rahsaana Ison	Buffy Simmonds	Justin Dutton	Deondre Dixon
Curtis Journet	Brandon Bates	Fariti Mohamed...	Kiela Iceprincess	Joshua Matthews	Candice Walker
Wyatt Jackson	Ming Demmerle	Zell Den	Natasha Chisdes	Keller Mulumba	Herbert Pagan
Scott Fields	Hector Tamayo	Chris Parker	Christina Maddox	Terri N. Tutt Daniel	Ronald Sylvester Allen
Morgan Spriggs	Madilyn Frazier	Matthew Flores	Crystal Reynolds	Wyman Gray	Johnathan Griffin
Nathan Hedyloidea	Jimm Jimbow Tazman	Benny Torrez-Cortez	Standingtallerthanev...	Janay Simmons	Yvonne Yeboah
Kenneth Duverge	Cartier Tiggs	Felton Jackson	Corey Smith	Isaiah Plater	Kasima Butler
Khari J Clark	Remy Musiba	Lana Chianna Thomas	Daniel Guido Flores	Chris Mosley	Jacqueline Jackson
Barb JONES	Natalie Eckman	Jason Michael...	H.J. Day	Mataihyia Tsuma	Ashton Smith
Troy Cozart	Derrick Palmer	Ramin Peña	Brittany A. Smith	Brett Knox	Rashod L Gibson
Orrin Cooper	Morganne Campbell	Adrienne Smith	Rawle Stephen...	Eric Trunnell	Pamela Jones
Jack Hopson	Myles Parham	Evette Pratt	Dee Cee	Ca Covington	Kiersten Whitaker
Lazarus Wilson	Benjamin Howze II	Nikeya Lynch	Chaunequa Gore	Tre Galloway	Luanzo Lungaho
Rodney Pendleton	Kimberley Batiste	Ashanti Baptiste	Cy Coggins	Mr. Woods	Edgar Mahone
Thomas Browne	Andrea Black	Mandi Ozuna	Phillip Christopher...	Trevin Snow	Alicia Riley
Anthony Moore	Ernest Cox	Keven Mayfield	Aren Givens	Justin Woody	Zechariah L....
Florian Hippomene	Joseph Adamski	Darrel D. Frater	George Lee	Tiffani Davis	Josh Babs
Nixon Frederick	Samuel L Griffen	Tr General	Nicole Delts	Le Marcus Williams	Aaron Frazier
Kwadwo Boachie...	Tamara Thompson	Charles Williams	Don Gambrell	Mary Ramos	Clard Carruth Jr
Damone Sylve	Kenneth D Ewing...	Darren C Murray	Shawn Jones	India Taylor-Lewis	Zahid Peoples
Steven Winston	Kahtriel Yosayf	Winston Ebune	Kyle Waller	Baldwin A Saintilus	Rip (Vic) Giest...
P Mason	Halley Caldwell	Dana Trotman	Rene Brathwaite	Maxwony Jean	Charles Tall
Joe Sumpter	Christopher Padilla	Damien Alexius	Keith D. Ford	Anthony Charles...	Sondry Behn
Karl Newton	William Jones	Bernard Hamilton Jr.	Temple Fugate	Kyle Wingate	Taulib Frazier
Nigel Rumvura	Lekia Love	Justin Watkins	Justin Scober	Henry Lee	Garrett Brown
Trayveon Young	Michael Jones	Breanna Goodman	William B...	Willie A Latelers	Jean D Charles-...
Joshua Makings	Bruce Colby	Larry Dashaun Nixon	Brooke Brimm	Adriano Rodrigues	Barakat Shakir
Sheldon Spencer	Brandon Leon Jackson	Harold McCrary	Gregory Green	Brian J Gills	James Howard
Dwelyn Williams	Michael B Freeman	Darrell Thomas	Sadik Ibn-Mohammed	William Darden	Leonard Sanders
John Etienne	Ni'matul Ain...	Kristen G	Igod Divine	Jade Sigler	Jameel Marsden
Sheng Tan	Bryant Windham	Reggie Souverain	Jonathan Harden	Asterisk Diamondrim...	Sasha Igwe
Brian Paige	Kevin Cox	Torryn Windrow	Manuel Augusto...	Montre Lee	Profit Prince
Dexter Adams	Claude Abraham	Stephen Gainey	Craig Smith	Haneef Sabree	Katelynn Michele
Michael Ayodele	Daniel Cooper	Mateenah Jackson-...	Corey J Beverly	Katelin Hogan	Tarik Bey
William Hunter	Rocquelle Jeri	Eva Marie Bell	Matthew Christian	Thomas Cotterell	Leo Amodu
Tysheika Brown	Samuel O. Lyons III	Nikki Hunter	Richard Clark	Benjamin Jumpp	La Tron Lane
De Juan Carter	Craig Magee	Nïa Obötette	Darren Kong	Brandon Evans	Courtland DuBose
Thomas Persson	Courtney Kelly	Kiron Blackwood	Myron Woods	La Tonya Green	Brandon Lewis
Kenneth Edwards	Miljorha Martin	Will Le Flore IV	Shaun Gittens	Tas Baughns	Phoenix Raines
Tanita Patterson	Derrick Sumpter Jr.	David L. Boone Jr	Deon Donovan	Monique Henderson	Eriq Asareon
Rodrick Daniels	Travis Lee	Simone Foster-Bey	Tim Williams	Jamal Jones	Marleny Kery
Cisco Davis Jr.	Lucas Monsalve	Johnnie Jones Jr.	Jessica Naissant	Ryan Bow	Tgunn Cross
Kiana Conforti	Kwayera Franklin	Roy Chin	La Vana Colebrooke	Juan Hunter	Philip Gray
Paris Antony Wolfe	Luis Gabriel Ortiz	Dante Bland	Lee Hill-Brown	Ian Bobb	O'neil Greene

William Frazier
Jai Maurice
VV Ovi
Christopher Mccollun
STEPHANIE FISHER
Jonathan Keith Layto...
Na'eemah Pope
Rolih Ferdinand
Theresa Yeldell
Minnie Tobias
Elester Drake
Joshua Amos
Jackie Thomas
Terrance W. Hinton
Tyrone Daniels
Otis Lockhart
Joshua Leggette
Kristopher James
Angel Carrion
Lamar Bowens
Ronnie Alexander
James Vula Elzie Sr
Janell Foster
Khalilah Shaw
Lee Cooley
James Simmons
Dishawn Phamous...
Tyanna Ladd
Johnny Gaines
Johny's CLIP
Darrell Amory
Dana A Lynch
Sam Fulse
Mitchell Saddler
Adesuwa Erhunse
Mosina Mullings
Ryan Perkins
Keshell Calhoun
Ralphfred Robinson
Dr Birdy Books
Terence Boga
Christopher Yates
A Smith
Mahal HINES
Lovelylady Licia
Stacey Walton
Dark Ness
Ankh Lord
Rachel Strivelli
Kenneth "$AINT...
Dominique Hill
Tajinae Small
Big Mike
Tony Briscoe
Brittany E.
Iskinder Bucari
Maurice Walls
Eljin Bunch
Cleto Armando Sanjur
Steven Simmons
Ray Ramsey
Shamez Davis
Eric DeVaughnn
Rachael Jones
Andre Ezell
Stardrick White
Sophia Scott
Shannon Offerman
Pierre Morris
A P

Lichristopher D White
Caleb Lewis
Bernard Oliver
Tristan Fraser
Alan Michael Evans
Teresa Dunston
Justus Parker
Brenda Middlebrooks
Jason Hyde
Irwin Brown
Aa Valdivia
Aurelieus Six
Sandra Ward
Grayson Alexander...
Tiersa Sullivan
Ted Thomas
Charles Fruster
Kelvin Harding
Michael Hankins
Tanya Washington
Aaron Swenson
Mr Monroe
Stanley Michel
Tonia Thompson
Reggie H
Cynthia JOLIVET
Jean Pierre Dillard
Ddn Productions
Terrance Alexander
Ty Ford
Alicia Lewis
Marcus Creese
Leonard Hickerson
Annette Baker
Louis Stephen
William Johnson
Dawit Lemo
Tamika Sanders...
Yoshika Lowe
Eugene PEREZ
Wanda Chavis
Carol Battle
Sunny Tomorrows
Fred Wamkeue
Brody Gude
Marquis Cooper
Jenn White
Fatoumata N'Diaye
Black Branches...
Opeyemi Olaleye...
Octree Reality
Marilynn H
Will Banks
Ima Essien
Black Envy Hair
No Where Vill
Tiana Morrison
Jehovangi Pierre
Edward Whitlock
Tawana Davis
Gilbert Davis
Tristan Short
Sandra Small
Shaun Woodyard
Spike Cohen
Devante Sims
Saci Perere
Dev Pollard
Yamil Little
Brandon Ramos

James Desire
Sabrina Washington
Adrian Layne
Lumumba Hasan
Dieufort Apollon
Theresa Hobbs
John James
Edwin Murenzi
Nealon Joseph
Tamisha Nelson
Robert Le Andre...
Valerie Driskell-Brown
Isaac Rhodes
Pierre Hill
Andre Muhammad
GNee B.
Octavius S
Hakeem Crishon
Elton D Fite Jr.
Nuri Shakir
Timothy Gonzalez
Keivon Simons
Faith Lane
Joan Kruckenberg
Shaquan Warren
Brandon Lambert
Gerald Hillie
Te Yon Farris
Bigfeet StudioLlc
Sterling Ferguson II
Khephra Samuels
Kiki Alexis
S P
Christopher Hall
Darryl Simmons
Nicole DeLaine
Ryan The Son
Darnel Brown
Claudia Bones
Bakartney...
Poeistry X
Norman Wesley...
Rasheed Shabazz
Keith Small
Deven Dickerson
Terrell Taylor
Adriane Williams
Chris Ingram
Max K Zillz
Bryant Little
Diane Hopkins
Robinson Romanlotte
Rachalie Barthelemy
Glenda Booker
Hope Settle
Donald Kinslow
Frances McLaurin
Bryanna Wallace
Frederic Buteau
Dylan North
Alexander Thompson
Lynnette Nicholson
Mit. B.
Lee Anne Xi Valentine
Robert Holmes
Mawiyah Duckworth
Malik Goins
Devante Sims
Jason Pandak
Danielle Robinson

Malcolm O Richardson
Tahir Bolden
Cleon Murray
Jerry Gordon
Joshua Newkirk
Joshawn Gumbs
Troy Donell Gardner
Cameron Cook
Gorilla Leaf Global
Brandon Richbow
Sandra Parris
Latonia N Brumfield
Victor Fontaine
Anthony Lee
Zina King
Charles King
Kelsey Sigmon
Jessica Smith
Frederick Littles
Bryan Hall
Datfeelin Podcast...
Dee Abbott
Arshad White
Ms Comfort
Jeffery Amador
Isaiah Wallace
David Bonner
La Ronda (האמא יפה)
Phil Julien
Shaunté Says
David Blake
Soleiman Bolour
Constance Ward
Tich Mangono
D "Dmos" Mos
Elijah H. Mu'ied
Kelly Vardiman
Ishaq Jean
William Ware
Kevin Green
Rolyat Noskcaj
Troy Patten
A S
Daniel Williams
Joel Hinds
Harun Hakeem
Cassius Hall
Ron Banks
Teagan Hodge
Nehi I
Iman Davis
Donald Afari
Chetan Tiwari
Sunny Day
Eenigma Warner
D.J. Humphrey
Braylon Fenderson
Roy Johnson
Jason Allende
Kenny Lawrence
Ryvel Tetteh
Ric P
Adam Mzelea Salim
Christopher Billings
Bobby Crudup
Meshiah Kb Lee
Vance McKenney
Jacque Nailor
Breyden Hayes
Ebun T. Muhammad

Elmer Domingo
Demetrius Daniels
Brima Kamara
Darrell Lewis
Toney Jackson
Falesia Ragland
Charles Bowie
Dwight Redd
Abis Ale
Daniko Burrell-Archie
Mark Anderson
Phillippe Orea
Ashanty Walker
Quinton Waldon
Maxine Childress
Kevin BROWN
Zaccheus Collins
Lori Brooks
Sondry Behn
Edmund Morris
Sherrye Harris
Errol Martin
Mike Brendan
Devin Gaston
Ronald Bridgett
Boss Cream
Quame Frank
Keshia Elneus
A. Riggs
Bobby Gregory II
Resheema Eckstine
Latoya Samuels
Levell Jackson
Shaqwanna Davis
James E. Simmons
Raymon Luvlite
Robert R Holmes Jr
Vanessa Wilkinson
Anissa Johnson
Alex Welton
Quentin Berry
Mpanzu Elwik
Ricky Rick Ferg...
Jason Cascone
Matthew Richard
Ten E Laylor
Tyler Alston-swan
Milledge Mccaster
La Rond Edgar...
Adrian Wagner
Paul (Peter) Williams
Renee Ricks
Chris Rice
Kyle Pierce
Albert Collins
J Para
Melanated Royalty
Nehemie Jean-Marie
Tish Carter
Derrick Robinson
Lyle RUSSWORM
Tiara Dungy
Chestna Mitchell
Kameya Coleman
M. Jody Garcia-Hurst
Robert Dixon
Roderick Herron
Ebony James
Jorge Felix (#Afro...
Katryna Starks

Kali Simien-Gatdula
Brian Gipson
Jamique Washington
Devron Thornton
Patrik Herweck
Christopher Bardell
X 3
Demarcus Brown
Chae Seals
Jeff Finch Jr.
Julian Stephens
Lehanna Grimaldi
Howard Miller
Tanya Matos
Maurice Taylor
Jessica Denean...
Kaluwa Avril
Ralph Jacoy
Ronald Dupree
Carl M Brooks
Gi Law
Mikhaela Pearl
Talen Sterrett
Alberto Mohammed-...
Divine Islam
Gregory Kolen II
Rachael Zahler
Talya Israel
Twana Simmons
John Ferro
Theadamsmasher...
Keondra Whaley
Lloyd Jackson JR
Yashira Frederick
Andre'as Williams
Anthony "Too Good"...
Derek Lawson
Nari Muhammad
Francis Bapes
Dwight Grant
Trevante Terrell
Gabriel Salas
Eric Hammond
Teondra Easterling
Land&Hand LLC
Marquese Mason
Eric Emauni
Caylene Augustin...
Roland Brown
Josh Moore
Jhunehl Fortaleza
Lee Johnson Jr
King David
Ryan Pierce
Michael Ridley
Amarylis West
Blake Marquez
Ricky Funches
Jeffrey Mondesir
Boom Animation
Micheal Hillie
Ra Mone Lawrence
Dom Newsome
Sydney The Kid
Branden Revis
La Shon Leonard
Angela James
Pierre Besson
Bill Chaves
Charles Duke

Shawna Delesline	Kirtash Rizuna	Vladimir LaFortune	Andrew Davis	Rogers Davis	Sharri Bell
Robert Jones	Maria Grimes	Amberly Cave	Tyreke Colon	Setsuna Yuy	Brittney Gaines
Jessica H.	JaMonte Washington	Isaiah Savage	Jervaughn Stewart	Nicki Knoll	Paris Lockhart
Lionel Thompson	Jehu Sedra	Chad Garrett	U McLamb	Cbw Business Services	Vroman Wright
Major Byrd	Anthony Allen	Myron Wright	Rory Grady	Larry Haye	Larry Nelson
Dae Shawn Carr	Kejana Jackson	Zach Wiley	Hello And Goodbye	Kenly Wu	Péricles António Pina
Stijn De Wijs	Tia Davis	Vladimir Bien-Aimé	Jamal T. Stokes	Ronzo Cartwright	Portia Cue
Michael Cason Jr	Corey Floyd	Darrin Jones	Deanna Howlett	Adrian Cardinez	Ceoboss Bailey
Kasheena Stewart	Nijaye McGowan	Ashley Richardson	Edwin Spencer	Nora Bailey	Cece Odum
Dan Sayre	Brandon Ward	Jamar Garrett	Rogelio Ray	Mega Man	Raz EZILLIAN
Aadaam Kelly	Mela Dee Young	Divita Watts	Kyle Taylor	La Trell Thompson	Christopher McClure
Ceriece Marie	Liza Brown-...	Fabien McGill	Tamara Mahadin	Oddball Industries	Jacqueline Wheeler
Ben Jones	Ryan Meusa	Isaiaah Sears	R Brown	Michael McNeil	Karen Harris
Torrance Bridges	L. Taylor	Mary Stovel	Arthur Sparks	Nick P	Calvin Waller
Lenise White	Hamood Hassan	Steven Wilson	Charles Anaman	Diana Rodriguez	Michael Howard
Anthony Walker	Michele Burns	Erica Hughes	Randolph Wright	Fred Webb	Andres Cuevas
Jessica Washington	Johnathan Flowers	Sean Winner	We Together	Jordan Goodman	Akeem Campbell
James Sykes WD4TEA	Kelvin Cox	Luria Johnson	Reginald Eatmon	Ah Ha	Boots Seymour
Sharon Dukes	Chelsea Price-Gallinat	Michael Howard	Kai Ettrick	Allen Gathers	Marvin J Lancaster II
Koran Miller	Janice Benejan	Michael Sumner	Sacoby Miguel Wilson	Clement Utuk	D'Jayé Berry
Solomon Boadi	Kendrickk Lamar	Dessalines Ford	Kimberly Bratton	Marcel Blount	Victor Jackson
Seven Signs And...	Korbin Tucker	Michael Bonner	K Gregory	Ek Haze	Sheikish Carter
Unique Notary	Frances Joan White	David Lewis	Mickey Neely	Andrew Kemp	Kouhei Sharpe
Jay Anthony Worrell	Mark Herrera	Berkina Porter, Dba,...	Lauren Pascoe	Bahari Amaya	Tanirah Jackson
J Q	Lisa Fakir	Syn Toure	Terri Wright	Kevin Young	Da Wayne Robertson
Ht Burks	Ayanna Vasquez	Vida Lewis	Raymon Martin	Charles Jones	Ralph Roberson
Taiger Williams	An Drake Williams	J How	Kieran Smith	Shaun Gittens	Gregory Merchant
Arthur Perpall	Drea Owens	Kniko Hart	Andre Williams	Antonio White	Malcolm K
La Ke'sha B.	Shylah Keesee	Isaiah Sheppard	Kenyon Bones	Bokc Jason Sinclair	Knite Sparxx
Tee E.	A E	William Grayson	Da Shana Lawton	Ashley Wright	Jeremy Parker
Isaac Tazewell	André Antoine	Essen Ciel	Harold Marc	Ree V.	Eva Essandoh
Hasaan Rasheed	Dormonshae...	The Rising King	William Wonders III	Terrence Smith	Gabub Atun
Nathan Ivey	Christine Goin	Bro J BenBeyBey	John Guillory	Michael Croff	Anita Tobin
Bethany Peracchio	Dorothy Parkins	Anthony H Yeh	Jahrette Richards	Johannes Hoeltge	Leathia L. Williams
Stanley Burns	Floyd Lawson Whittle	Kathryn Brown	Shanelle Newman	Alland B. Jerome	Morris Gelman
Terrie Cashimere	Michael Ogunjimi	Dorcas Shine	Kingsley Asare	Bernard Perez	Krista S Hackler
Stephen Ramos	Omoratile Sebola	Daymon Farrare	Luis D. Concepcion	Jerrick Clarington	Finis Solomon Cook
Raj Thiyagarajan	Michael D Maine	Nathan Calvin...	Teresa Martin	Keny Petit-Frere	Candice Cringean
Gary Prater	Uche Iwudike	James Powell	Roger GREGG	Greg Shelton	Denise Burton
Daniel Derrick	Ibrahim Al-Islam	Dena Glassco	Moria P Torrez	Karla Unger-Laffin	Demario Holley
Stephen William...	Mike Shipp	Kimberly Gardner	Tariq Sudah	Whitney Joseph	Tyrone Heru
Brandon Cason	Kimberley Henley	James R. Spears	Gail Blackwell	John Miller	Anwuli Chukwurah
Thomas Burton	Charles Smith	Jordan Jackson	April L McTeer	Mary E. Williams-...	Bobby Gooden
Cedric DEAN	Alex Luevano	Enrico Simms	Chris Boynton	Oliver Love Jr	Marquis Solomon
Mabwa Childress...	Jasmine Barber	Tracey A. Mash	Will Hodge	Abasi Myrick	Tennelle Worsham
Janice Sylvia Truesdel	Pamela L Broyles	Braunte Bigby	Keith Jackson	Malcolm D. Lockridge	Russell Dowe
Ashwath Trasi	Michael Peele	Jamal Bhusazz	Jerry Norton	Andre Dennis	James Draquan Holt
Phillip Howard Hall	Josiah Cook (JDN)	Lennart Daniel	Shiann Todd	Anthony Curry	Jacqueline Jones
Dawne Young	Phyllis Birks	Karl Jean-Baptiste	Harold Mason	Latanya Hammonds-...	Jason Logan
Grant Scott	Ramonde Emmett	Cynthia Green	Mike McILwain	Andre Berry	Jarel G
Michael Gordon	Marcus Ames	Joseph Walker	Kylin Hunter	Bridgett Williams	Ryan Chapple
Joseduangel Alfaro	Teresa Gulley	Aaron Raheim White	Natasha Henry	Jelani Richardson	Sharon Lee
Rhonda Brown	La Shanna J. Croix	Kevin McClain	Jerry Barjon	Derrick Edwards	Marcus Guyton
Scharon Mullis	J'nathan Brooks	Keith Otuomagie	Derrick Ward	Wilbert St.Hilaire	Tyrone R Bryant
Keandre Maynard	Cornelius Maurice...	Owen Randall	David Seward	Wavy Vegan	Trent Rhodes
Angela HILL	Christopher...	Jason E Pendleton	Diandre L. Mosley	Antoninette Griffin	Corey Irby
Imbo Abilla	Michael Johnson	Kendall Franklin	Alexander Agwu	Leonard Lynce, Jr.	Sean Wilson
Maurice Nero	Seth Calhoun	Gabriel Mosley	Masakela Brown	Roderick Mercer	Devin Heidelberg
Tochukwu Agomo	James Boyce	Ranait A McDonald	Donovan Weston-...	Earick Bodden	David Palmer
Eramus De Vauhhn...	Charles Edwards	Jermaine Carr	Robert Francois	Kisha N Ward	Audley Buchanan
Yolonda Broughton	Aubrey Jones	Ashley M Palmer	Jahlight Delsol	Terrence Johnson	Jabari Morgan
Crystal Medina	Michelle Evans	Samuel Stribling	Bobby Glenn	Keith Norris	Dimitrius John
James Paige	Josetta Jones-Alleyne	Elizabeth Thompson	Carl James	Rajhi Thompson	Maurice L Lavender Jr
Antoine REID	Phil Rice	Ryan Bingham	Ryan Willis	Paris Johnson	Steven Berry
Elisha CHARLES	James D. Simmons Jr	Joseph Padgett	Paxton Grayer II	Kalen Doleman	Shaneice Johnson
Stewart Moore	Renato Mc Cray, Jr.	Anwan Alexander	Gerald Bordley	Torrence R	Nate Holloway
Cristian Alleyne	Jacobus Dirk...	Ben Palacin	Shyrell Heis	Bobbie Palacio	Brandon David Range
Abdalla Abdalla Al-...	Algia Motley	Myron Mays	Clinton M	Ceora Dever	Kingsley Adeoye
Jessica Chavez	Dennis Taylor	La Shaun V Marshall	Tora Parks	Stefan Dos Santos...	Carmen M
Keilyn Carter	William Johnson, IV	Maximum Flournoy	Larisa Ellis-Kizer	Scan Melidarling Delva	Marcus E Jones
Tony MALLARD	Mohamed Temacini	Dashaun Chester	Jalil Kelly	Alwish Monchery	Ala Hunter

Tony HALLARD	Mohamed Temacini	Dushaun Chester	Jalil Kelly	Alwish Monchery	Ala Hunter
Kevin Prevost Jr	Elvin Belfon	Owen McKenley	Olivia Willis	Amelia Peele	David L CROSBY
Rion Gurnell	Jesome Nicolas	Quintino Lamont...	Shabaka Ra Aahir...	Tam Johnson	Rael Baisden
Shelley Shabazz	Charlotte Roberson	Franklin Boone	David Bracken	Buashie Amatokwu	Quartaz Brown
Audrea Hennis	Yolanda Dickerson	Sergio Shelton	Michael Nightwing	Maleek Johnson	Janet Zeis
Yolanda Levels	Theresa Gilliard	Michelle Bullock	Raymon Solomon	C. J. Augustine-Kanu	John W. Boswell, II
Michael Hawthorne	Martell Manson	Michael Lydell Watso...	Charlie Scott	Christopher D. Allen	David Delia
Ryan Grant	Brandon Butler	Daniel Gibson	Drew Glucksman	Bryan Campbell	Zohra Nasar
Dana Nicole Graham	Aidan Goldston	Christin Holmes	Tyrone Young	Edmund Paul	Jessica Pond
Jose Flores	Allen Young	Joe Watkins	Princesse Mbome	Darren D. Atkinson	Emily Bradley
John Jones	Chon Joshua Littles-...	Reiquan Garrison	Barron DENMARK	John Vaughn	Pierre Holmes
Marqintae Smith	Paris Edwards	Tunde Layne	Dolvin Buchanan	Andrew Bailey	Marvin Frenel
Tory Golden	Michael GEETER	Gregory Jackson Jr	Isaiah Bell	Ayoka Pollack	Sophia V. Webb
Devan Paige	Patrick Watson	Demetrius Frazier	Darwin Osias	Rodney Lewis	Loretha Pennix
J Prelan	Don Stuurland	Andrew Bybee	John Stevenson	Desiree Scudder	Vincent F
Gevian Dargan	Julio Ross	Robert David Powers	Dominic Harris	Tracy Haynes	Brandon White
Derrick Golden	Heather Richardson...	Kervans Toussaint	Phillip R Capers	André Ralston SR.	Kashaun Stroughn
Mo Trice	Eliza James	Eric N Lester	Gary C	Marc Taylor-Wade	Eric Hardy
Fitzroy Samuels	Shailee Johnson	Joshua Bailey	Shantel Gobin	Shannon A Gordon	Lonnie Woods
Sanique Miller-Whyte	Ernica Sanon	Michael Harris	Michael Matthew...	Donna Sanders	Conrad Cheeks
Reginald Martin	Gregory Searight	Kyla Mitchell	Nathaniel Buckner	Antonio A VANCE	Rafael Owens
Malik Buchanan	Trimell Heyward	Wesley Patterson	Joseph Wilson Jr.	Tiyena Williams	Deshann Alexander
Steven Calderon	Marshall DANIELS	Monique Bowman	Jamar Ambrose Jr	Quanda Ankum	Desiree Scott
Amaje Pessoa	Adebola Adebayo	Felisha Aikens	Joshua Brown	Rashaki Kizer	Mbah Fonong
Vanessa Logan	Kelvin Hodge	Daniel Moody	Patricia Maynard	Donnella Marie Hill	Brian Foster
Victor La Mar...	Anthony Shabazz	Alishia Echols	Julius Osagiede	Johnathon Rollerson	Guy Serge Kolai
Karen Reynolds	Walter J Cribbs III	Brian Gentry Sr.	Dennis R Disney	Fritzgerald Joseph	Katrina Woodall
Rodney A Moxie	Bhaskar Venkatraman	Brian J Clemens	Michael Teske	Eric Baldridge	Gary T Cunningham
Godwin Amegashie	Cheryl Englehart	Andre W Lee	Kristopher Long	Ashley Keith	Trinity Height
Gregory Pearce	Cheyanne Smith	Kimberly Edwards	Mario Hellamns	Windole Matthews	James Singleton
Everett Lindsey	Paula Bianchi	Nadine Rivas	Jane Stuart	Shuntaye D Batson	Arthur Andrew...
Robert Lopez	Tamara Lewis	Nicole Payne	Leonard Hargrove	Carl Hayes	Antione Jones
Lamar Spence	Vinay S	Stephen Seachord	Jamal Charles	William Corry	Miles Smith
Nathan Bell	Theodore...	Helena Ringo	Brjian Holloway	Sandra West	Da Wayne Robertson
Aretha Smith	Oscar Fluellen Jr.	Natasha A Coleman	Allie Roberson	Tonia Bryant	Elaini Vance
Timothy Jones	Mr Emmanuel O...	Dominic Ngembus	Harry Pitters	Jenelsia Parham	Deshawn Bailey
Terrance Timothy	Jay Lacroix	D'mont N. Herring Sr.	Troy Lake	Jason Pesce	Schwartz Thelisca
Layla Sewell	Chukwuemeka...	Dyncort Richards	Jeremie Golden	Marques Green	Walter L Johnson
Janise White	Gemmell Perry	Sheila Waterman	Marcus Davis	Matthew Haynes	Carolyn M Jackson
Kimberly Banks	Jermaine Berry	Jamal Narcisse	Robert Shabazz	Marcus Winston	Anthony McGlone
Londra Graham	Rodriquez Moore	Shawn Abadajos	Marlon Tolbert	Nathan Blackman	Lyza Blaisdell
Aerwin Yamba Kiyedi	Gertrude Huffman	Kawana Anderson	Lawanda McSwain...	Marshall Brent Hill Jr	Alycia Frazier
Joy Ann Deane	William Ferrara	Alvin Daniel	Robert Lee Austin	Hugh Collins	Leslie White
Taresa Jackson	Condacey Davis	Timothy Snipes	Jovar Christopher...	Richard Holder	Toni Chatman
Gail Williams	Victor Carrington	Trevor Holland	Everett Pope	Matthew Peele	Alain Hernandez
Patrick Akande	William Hunter	Joshua Thompson	Michael Cesaire	Shukriyyah...	Courtney Alston
Jay Joyner	Matthew Bailey	Yusef Omega	Jesse Pearson	Elizabeth P Playwin	Marwa Chacha
Jackie Walker	Frank R	Donald Mobley	Danita Porter-McGee	Alex Luces	Linda J Davis
Phillip Marley	Oluwateniola...	Lanette BETHEA	Shaquell Windley	Paul A Tolbert	Rashaun Gillispie
Rochen Roosblad	Evan Hartwell	Ibrahim A Salaam	Chinedu Nwauwa	Andrew H Joseph	Felicia Crump
John Ashley	Alvin Nwachukwu	Candace Crews	Jamila Hammond	Ronnie Wallace	Deacqueline Bell
Michael Anderson	Reginald Hardy	Gi J	Tara Nyasio	Alethea Hendricks	John Smith
Bertram Gibson	Jarryd Horsley	Loreal Austin	Marcel Britt	Tim McLaurin II	Lisa C Brown
Michael LIEVERS	Demetrius Berry	Deborah Ball	Donald Jean	Ernest Iseminger	Charmaine...
Kevin WHITE	Tramaine Lee	Margie Taylor	Bernard Murphy	Lando Fields	Darel Davidson
Smith J. SAINT-AIME	Donald Brooks	Bryan D. Covington	Dee Pittman	Kevin Moore	Cheryl Satterfield
Jasmine Flournoy	Jon Williams	Odane Robinson	Ifeoma OBIORA	Nkemdirim C OBIORA	Onyinye Umebuani
Kaestner Padonu	Michael Henderson	Mark Boekhout	R Daybell	Demetris Pugh	Rico R Peoples
Andrew E Brown	Kia Stephenson	Nicholas Anderson	Jozette Lemmons	Anthony Kelly	Nana Appiah
Angeloca Bouddreaux	Corey Mallory	Antoneil Banton	Zachariah J Bagley	Patricia Farrie	Kenyo Reeves
Porsche JOSHUA	Tiera Jamica Lee	Jay Hill	Javonte Johnson	Jamal Batson	Machele DAYE
Shere Mc	Jack Fuller	Amanda Richardson	Ifeanyi Rowland...	James Taylor	Dante McCoy
Lashon Miller	Keante Hendricks	Matt Lloyd Sr	Tommy Rupert	Sherrica O. Franklin	Myriam Pierre
Candice McCall	Larry Glenn	Hotep Anthony	Clifford Grier Sr	Christina Torres	Trenton Smith
Eddie T Hicks	Tionne Cree...	George G. A. Asafu-...	Natasha Hawes	Jordan Little	Juanita Thomas
Mikhail Dyke	Darnell Bonds	Dennis Parker	Leslie Lloyd	Rose Johnson	Rachel Reeves
Erik Gomes	Osama Abdul-Salaam	Caleb Sumner	Rapuluchukwu G....	Wilbert JONES	Sean Thompson
Terrell Croon	Robert Younkins	Horace Catley III	Nina Damor	Susan Murray	John Bivens
Stephany Marcellus	Asafu Adjaye Ruth	Arthur Blount	Shannon Holman	Jhamal Woodard	Nicole Clarke
Godfrey Oyasor	Brianna Switzer	James La Ron Marion	Michael Tadlock	Shawn Butler	Jabari Beckford
Xavier Smith	Sheldon Leonard Hart	Grady Reed	Eric Knight	Carl Reed	Gbelley Taylor

Gbelley Taylor	Gbelley Taylor	Jeremiah Gorospe	Markiz Garrett	Darrel Davenport	Ebony Cobbs
Antoine Weir	Michael Ested	Lucy Macaulay	Shaima Kefentse	Mozea Braham	Isaac Dupree
Ashley Campbell	Curtis R. Harrison	Malik Blyden	Larry Carter	Kaleb Harris	Jermaine Deckard
Nathan Bloch	David Latham	Fernando Jimenez...	Jennfer Dorelus	Chris Lafortune	Lauren Reese
Kamari Moore	Kelvin Brooks	Gerry Latson	Betty Montgomery	Kasean Davis-...	Willi L Tarver
Nicholas Howe	Star Okolie	Nicole Jenkins	Jabez Anderson	Markie Curtis	Daniel Esqueda
Anderson &...	Crystal Jones	Chris Walker	Kyree Woods	Shamese Miller	Ian Reid
Amy Lalanne	Jeanne Christine...	Carolis Muleba-...	Harold Watson Jr	David Mwamba	Cherese West
Kershon Ball	Detric Griffin	Robert L. Holmes	Rockaeleon Mays	Maisha Nowlin	Irma Newman
Bryan Poree	Andrew Kovor	Rodney Clement	LaShawn Foster	Carlton Maynard	Christopher Johnson
Deanna Johnson	Ivory And Ericka Guy	Terry Newton	David Walker	Ryan Jenkins	Derrick Neal
William Bethea	Jehu Cenescar	Johnnie Duff	Javier Granado	Nadia St. Hilaire	Glenda Redeemer
William Jenkins	Megan Fidler-Carey	Charlene Curtis	Krystale Thorpe	Fabrice Ndjakeu...	Paris Whitfield
Matthew Green	Anthony Steeley	Sanedria Potter	Corey Koger	Kornell Gai Rancy III	Seth Cook
Andrew Wright	Miguel Mattis	Sierra Brock	Maurice Evans	Rajae Woods	Dequan B. Robinson
Patrick Whitted	Burgess Porter II	Paul Cummings	Bernie E Robinson Jr	Neville George	Shawna Covington
Jonathan Murray	Joshua Thomas	Rísh Anthony	Rodney Alphonse	Robert Lewis	Mark Goodwin
Donnetta Swift	Michael Anderson	Kyio Bridgeman	John De Angelo Harris	Ramyr Chenet	Ernest Dupre
Navoto L Babitt	William Jeffries	Edwin Love	Tchafack Gildas...	Raymond Haigood	Jafe Longe
Keshia Groves	Indra Robinson	Richard Foster	Nancy Tanks...	Hanzal Green	Josh Barr
Yvette Johnson	Ryan R Partridge	Dawn Ryan	Quincy Akande	Carol Maillard	Renan Harrigan
Laverne Hugine	Joel Pinales	Jonathan Powdrill	Kendra Jackman	Fiona May	Fidow Mamea
Eric Morgan	Lawanda McSwain	Markisha L Homer	Wava T Johnson	Emmanuel Wright	Oletha Walker
La Donna Billups	Lorne Bellazer	Frankie Johnson	Lavictor Rucker	Tyrone Sandefur	Alusine Jalloh
Thomas Moore	Abdulwahab Suraju	Alex Nadeau	Curtis Brown	Mark Jose Ramirez...	Jodi Clarke
Josh Jones	Jamel Wilson	Preston Salami	Anston Walatee	Eugene Rivers	José A. Ruiz
Nicolas Mays	Robert Boaz	Glen Gonzalez	Linda Branham	Curtis Crowell Jr	Trinita Blyden
Todd C White	Frederick S. Lester	Tracey Jones	Christian Lightfoot	William Maynie	Brandon Caesar
Zakwan Asadullah	Jesus Soto	Naa Odarley...	Kesha Brown Johnson	John Raymond De...	Jonathan Winkfield
Jason Monplaisir	Kamran Sadiq	Johnny Brown	Sabrina M McClendon	Joshua Bent	Andrew Smith
Chavez Johnson	Ryan Garrison	Jessica Seaton	Navan Bansal	Anthony Marks	Nkosi Zakers
Nigel Chen	Joshua JOSEY	Ernest J Tyler	David Jerard Moss	James Battle	Vanessa Holmes
Wilson Kusosa	Tavares Maldonado	Idika Ubi	Jared Thorpe	Dwayne Hawkins	Michael Hepburn
Caiphus Moore	Taylor Becote-Jones	Ademola Akisanya	Caleb Murphy	Michael Huisman	Ronald Bean
Elecia Van Whervin	William Hanneman	Charles Hayes III	Wally HILDRETH	Candy Mercedes...	Howard M Hadley
Jermaine Shorter	Marilyn Turknett	Rashad Smith	Alexandria Durham	Robert Wollstein	Jahtu Kinlaw
Everal Pratt	Mychal Hill	Franz Casimir	Andrew Dawson	Aurélie Dubois	Rashelle Tidwell
Byron Miller	Dominic Moray Allieu	Corey Hoskins	Sanford Johnson	Brandon J. McFarland	Kyle Eardley Godfrey
Aaron Mitchell	Jarcelyn K Dorsey	Timothy Ferrell	Jefferson Da Veiga	Derrick R Howell	Robert Hollie
Jamel Hudson	Jasmine Chavis	Wendy L Henley	Michael Harrison	Jamal Brown	Lyonnel Balounguidi
Shenice Lalor	Frank Gandy Jr	Gabriel Bullock	Darius Butler	Mc Henry W Joseph	Oscar Hernandez
Adrian Lewis Jr	Kenya Bagley	David Tremayne...	Sky Flemming	Tj Patterson	Patrick St.Hilaire
Andrea Hall	Dale Dunham	Davinand St Catherine	Terah Willis	Brinton Dequindre...	Giovanni Luckett
Mike Morris	Fallon Davis	Nicholas Lemon	Shauron Holloman	Philip Moon	Michael Oreszczyn
Mary BRYANT	Derick Buckles	Kilo Allen	Elliot Koffi Kugbe	Percy McDaniel	Mist Muhammad
Rodney Louissaint	Chrisly Bombo	Jason Hicks	William PICKETT	Kadeem Pledger	Ramond Murphy
Quacy Bobb	Jerome Collier	Eric Morgan	Da Von Joevonta...	Joseph Hickman	Amanda Thorpe
Quincy Nunnally III	Alvin Tejeda	Ann Wilson...	Danisha Turner	Victor Alibaloye	Joshua Moore
Garrett Hayes	Kendahl Orr	Derrick Hollis	Vanterika Williams	James Young	David B. Casey Jr
Chad Hamilton	Cecil McGeachy	Brian Pitts	Evan Killingsworth	Jesus Pinales Flores	Erin Marquise Watson
Andy Jeune	Nicole Hutchison	Nancy Aram	Shakir White	Qiana Sumner	Tonya Brown
Laura Troy	Ramiah Israel	Amri Gray	Kurt Pressley	Kharique Bell	Issa Ntwari
Leroy Maurice...	Hanokya Millings	Ashish Wadhwa	Diamond Dw...	Nathanael Cox	Christopher Wells
Hakim Mitchell	Anthony Kidd	Craig H Hooker	Harley Denis	Johnny Garcia	Bertrand Isidore
Elvis Pringle	Nicoline Edie	Tayler Bishop	Jeffrey Aigbekaen	Rashida Darby	Henderson Brathwait...
Paul Horton	Janine Waller	Sierra Murray	Jessy WATSON	Richard Payne	Keith Karaha
Jenniferr Hill	Jarrol Mackay Hopki...	Christian St. Mary	Ntambwa...	Anthony Rodgers, Jr.	Mark White
Christina Jenkins	Mils Worthington	Annesia S Simmons	Adrian Downer	Jason Harry	Tochukwu Ojukwu
Maleik LaCroix	Ana Rabell	Andrea G. Jefferson	Marcques Henderson	Anita Powell	Jason Haile
Antonio Washington	Christopher Nadel	Jason Koski	Hector Ortiz	Laurent Theard	Tong Li
Willie E Kelly LlI	Valeria Irby Hopson	Lee Britton	Ronald Smith	Jacori Porter	Daniel Anderson
Cametha Longino	Daniel Stallworth	Darla Calhoun	Evan Johnson	Tonya Thompson	Kimberly Jones
Rodrigue BENJAMIN	Burton Hartwell	Rasheedah Anderson	Peter Guerrier	Hung Luu	Benedict Ekpahomah
Elisabeth Petit Bois	G J Moody	Danny Mosby	Marcus M Fields	Jay L	Ernie Seay
Deviprasad Mulluru	Marcus Littlejohn	Tierra Littlejohn	Andrea Creer	Durena Fountain	Michael Charles...
Michael Huff	Julian Walker	Sammy Dieme Erlich	Bernard B. Lincoln	Sulexan Chery	Devon Roberts
Timothy Lewis	Kenneth Fletcher	Yanchie Richardson	Brian Cox	Brandon Green	Gene Martin
Steven Shears	Jaimie A Guthrie	Larina Jones	Jesse Joseph Kow...	Christopher Jennings	Kevin B Hinton
Tony Bentley	Omar Walker	Jonte Williams	Michael Atkinson	Betty Turcios	Donald Guyton
Dwayne Cort	Clareesa Winstead	Rickeah Banks	De Shiya Robinson	William Christian Jr	Ronald Green

Kevin McCray	Kristan Hypolite	Launiece Newton	Benjamin Littlejohn	Ronny Brown	Da' Ray Barfield
Dudley Ralph Charlot	Clarence Johnson	Gary Michael Liberty…	Frank Stewart	Ongeri Onami	Kevin J. McAdoo
Dominick Denis	Hunter Reese	Deion Slocombe	Maurice O. Funches	Shaun Jennings	Emmett Thompson
Kenneth Bowden	Mark Anthony Kinnar…	Munajj M. Shahid	Peter Tallman	Ervin R Broxton Jr	Clifton Ivery
Francesca Jean-Pierre	Tiffany Smith	Broderick Jones	Brittany L. Brown	Isaiha Davion Phillips	Nakisha Grey
Harold Bray	Edwin Piercin	Evan WOODBERRY	Kelvin Frierson	Anthony Washington	Keyria Rodgers
Terrell Williams	Junior Paul	Joe Mullins	Standy Merizier	Shaun Henry	Karen Wells
Ernest Lee Mc Coy Sr	Parris Battle	Nikki Jones	Angel L Berrios Jr	Adrian&Cheryl…	Shaka Brown
Stephon M HOLDEN	Armond Goodin	Caris Moon	Terrance LYMAN	Leon Norris	David J Williams
Malikka Wilson	Juan Cardenas	Andre Freer	Edward Henley	Tina Shelton	Robert Eskridge
Yannick Li	William Thompson	Don Henry Robinson	Isaiah Cooper-…	Kevin Powers	Michelle Yaa Nyarko
Jewel Lee	Victoria Boone	James Generette	Chris Best	Seren Manshera	Michael Springer
Emerald Stowbridge	Chani Kallaya Kinsler	Gurpal Rai	Terry Donnie Drigo	Lynn M English	Isabelle Surpris
DeJenea Pride-Reed	Kennard Brunson	Leon Terry	Joseph Mcfadden	Dominique Dotson	Justin Bolden
David Carrington	Oluwaseyi Omotosho	Andrew K Polycarpe	Mayfield Smith	Joshua Wariebi	William Howard
Jan Willem Breure	Links Kyei	Caleb Bryson	Briana Ballard	Gregory A Smith	Serge Kossouho
Sean Johnson	Laura Timms	Timothy Bradshaw	Joy E Walker…	Gina M Hendershot	Christopher Houston
Garnell Cooper	Sam Simmons	Davie Bell	Kerry Branch	Leola Williams	Alexandria Butler
Justinn Washington	Janice Michelle…	Brian Joseph	Cynthia Triplett	Bryan Santana	Terrence Smith II
Timothy J Davis	Clothere Grammont	Bryan Irwin	Daerefaa V…	Larry Womac	Ronaldo D. Fisher
Dasheem Smith	Jared Bravo	Marcus Thornton	Michael I Wilder	Fabio Pencle	Billy Collins
James Bond	Donqueako Jordan	Toochukwu…	Bennett Love Jr	Jahdal Houston	Joe Brown
Nehisi Ankh Sekhem…	Kenyon Eveline	Richard Ransom	Adrian Fernandez	Stanley Petit	Jeneia Gibson
Keith Singleton	Christopher Flemming	Gregory Williams	Martin Hopkins	Javonda Asbell	William Downs
Claude Beauregard	Gregory West	Cedric Rhinan	Robert Havrilla	Jesse Stigler	Thomas Curry
Yukima Teron LuSan…	Nygell Bradley	Jamell Mack	Dan James	Luis Gilling	Solomon Ince
Keith Robinson	Chris Simmons	Yahaya Bello	Lori L Allen	Michael Jeremy Silver	Herbert Frazier
Sherrice Hopkins	Virgil Andrew Broady	Ryan M	Tristan Regist	Anthony Freeman	Tyreek Ozvardos…
Jonathan Wadlington	Zinnita L. Rhoden	Jerome Johnson	Ransford Tetteh	Dwight Walker	Candido Feliciano
Christopher Gardner	Naim Sincere Amen…	Darrell W RIGGINS	Lakisha Gayden	Arteria Woods-Boles	Tracy B
Lashawn Houston	Tyler Burnley	Fatimah Coleman	Clauzell McIntyre	Spring Gierach	Michael Till
Harrell Bellous III	Jo Ann Pettus	Andra Ward Jr	Triston. Johnson	Gerard Hargraves	Damon Daniels
Marvin A Woods	Kareem Greenidge	Khalid White	Alexandra Williams	Creston White	Jonathan Berry
Marijana Kovacic	Amanda Michelle…	Damtew Adnew	Shalonda Knox-…	Tevin House	Aron Nyguel Sanders
Jermaine De Shawn…	Arnold Glasker	Armando Ricardo…	Nathan Lee Dardy Jr	Delwyn Appiah	Davnni J Brooks
Anthony Runnels	Jamel Savage	Alex Mirta	Trevor Traylor	Aminatu Goode	José Hernández
Nadine Smith	Anthony TRUSSO	Jason Gayden	Alexandra MacLean	Edgar Richardson	Tamara Pettie
Elijah Ammazi	Taofeeq Sadiku	Roxan Clarke Williams	Jarred Hall	Beth Battina	Eric D Clayton
Tonya Mccray	Gerald Jones	Brittney McNeal	James Erwin	Charles Cravings	Benjamin Eli Catran-…
Regina A Norman-…	De Andrea Thompson	Bryan Liggons	Rodney Tramble	Joel Newman	Ryan Emery
Jared James	James Handy	Emma Van Lare	Celestine Alipui Van…	Lemorice Hill	Lesa Gibson
De Lanzer Ford	Michael Griffin	Frederick C Williams	James Williams	Miafere Smith	Bernadette C. Jones
Domingos Coxi	Ammon Fiorello…	Derrick Washington	Leonard Flanders	Clifton Nichols	Rashidat Turner
Coby Malbrue	Tzadeeq Parker-Bey	Jason D Cook	Vicente Durand Wood	Pierre Yves Nebbak	Gary Katelansky
Thembile Mtwa	Dermyrius Lindsey-…	Justin Lindberg	Waukesha Kenon	Jasmine Edwards	Otis Chandler
Casandra Kennedy	George Pasley	Thomas Singleton	Armstrong Sonny…	Dev Patel	Rashida Eloi
Patrick G. Duggan	Khem Irby	Regina Sims	Rahim Saadiq…	Matt Walker	Jamal Childs
Deandre Harris	Ronald U. Denmon	Jamal Koontz	Lawrence Wright	Ufuoma Ewherido	Clifton Simmons
Payton Silket	Rana Gooden	Anthony Fong	Earl Matthews	Leonie Wedderburn	Clyniece Watson
Darline KERSAINVIL	Stanley Curenton	O'neil Lue	Sulimar Cook	Durojaiye Salaam	Milton Burley
Ray Golson	Ryan Samaniego	Kedoni Hill	Krystal Reeves	Devante Robinson	Michelle Celiant
David Lamboy	Gregory Reeder	Gerwin Dors	Judah El	Tynesha Mayfield	Nathaniel Porter
Marvin C Fields Jr	Alexis Hill	Wendy Yeldell	Nicholas Woods	Andre' K. Taylor	Justin Robinson
Belinda Smallwood	Elvia Levy Dixon	John Edwards	Jason Jones	Dudley Charlot	Justin STAPLETON
Antwane Boyce	Mary Evans	Arthur Freeman	Marc Lopez	Shari Prester	Mike Hailu
Noah Williams	Ken Dyer	Tyrek Smith	Rhashad Harris	Ya Boy	Justin Backman
Kichenin Laura	Baron Jones	Nicole Forrest	La Hampton	Eric Shaw	Vaughn Jackson
Demetrice Burgess	Reacy G PORTLEY	Chassity Arnold	Theodis L Chears	Ken Vialva	Reniqua Mayes
Alex Jackson	Natalie Remi Newman	Michael L Rogers	Sonia Ceruti	Khermal Humphrey	Brian Guinn
Truman Daniels	Andre Rauch	Mark Pressley	Derrick Stevens	Kamau Patterson	George Earl CHANG
Onesha Pierre-Gilles	Andrew Griffin	Alisha Scorr	James Austin…	Shawn Alexis	Matthew Clark
Ralph Warren	Jerrica Battle	Wayne Baker	Ricky Honore	Christopher Wilkinson	Rodney Freeman
Naseed Gifted	Raul Tapia Jr	Ray Chatman Jr	Christopher Brown	Frank Nichols	Nerkida Brown
Mitchell Coleman	Deshawn Patterson	Geraldo Williams	Ralph Maurice…	Donnell Coleman	Dock Kenneth…
Joshua A Cooley	Robb Shawe	Sharon Best	Rodney Ransom	Orlando O'Neal	Kevin Kinebrew
Naomi Nunis	Alexis Hunter	Una Corbett-Taylor	La Tesha Thomas	Paul Bailey	Perron Johnson
Johnny Calhoun	Isaac Nazulme	Angiene Hamilton	Jermaine Dwight	Marissa Lassiter	Myles Bruce
Juwan Wright	Diane Littles	Felix Rucker	Shane Francis	Luis A Garcia	Josephine Torrez
Jay Bah	Josiah Perske	David Delonnay	Leo Oliver	Antoine Williams	Jessy Laloupe
Christine Beme	Zachary Sabeh	Leonard Phelps	Derrick Hill	Brannon Jones	Brandon Suell

Jamelia Pegues
Sandile Hill
Carl Gayton
Kimberly Hunley
Charles A Wells
Pauline D Suttle
Georgette Merceron...
M Pinchback
Ayele Gizaw
Reggie Bridges
Marco Akil
Ernest Williams
Jesse Adu Gyamfi
Rachel Hurst
Maurence Gibson
Devante Hancock
Benjamin Baisden
Gabrielle Roberson
Fritz Romy Henry
Phillip Washington
Sonya Boone
Kathleen Grissett
Brandon Jerome...
Tiffany Anderson
Landus Rice
Jacqueline Campbell
Toni Willis
Wallace Daniels
Erica Doggett
De Shaun Whitfield
Gregory Bellanton
Michael Seals
Tyree Williams
Elexis Smith-Nealy
Harlen King
Dynisha Faust
Yolanda Levels
LeRoy Young
Obleton Perry
T Leader
Nathaniel Billingsley
Angela Henry
Zaria Dunn
Aaron Booker
Abiodun Onanuga
David Scheiffele
D M
K. Faison
Larry B Lindsey
Kendley Thervil
Terrell Sellers
Philip Dixon
Frandie Phevilien
Antonio Hicks
Jessica Long
Bradley D Davis
Aaron Martin
Magalie Nzeza
Alicia Vaca
Brandon Dillard
Deandre Taylor
Steven Hocker
Freazie White Jr
David Richardson
Cigars Holdings LLC
Darius Pickens
Quinton Gerrard...
Keith W Sylvester
Christopher Pierce
Triniti Davis
Jeremy J Jones
Christina Granger
Richard Cunningham
Amon Alexander...
Kermit Osborn
Kublai D Woody
Ryan Thompson
Gerald A Parks
Lina Buffington
Laurie McIntosh
Jamin Brako
Marquesa Ester
Brandon Clayvon
Jackson Hurst
Joseph Lackey
D.Roberto Mickel
Reynaldo Medina
Danielle Moore
Emmanuel Antoine
Julio Blandon Jr
Ryan Cheluget
Claude Conkrite, Jr.
Si Khan
Traci Young
Reese Walker
Daquan Epps
Natasha McLean
Jamar Grayson
Rashanda Simmons
Kiara Brice
Baccus Jaddah
Eric Harrison
Khalid Birdsong
Cornelius Mack
Joseph Herbert
Cassandra Samuels
Jamil YARO
Junea Blount
Rafael Acosta
Andrea Malone
Alejandra Aguirre
Tarrie Teemer
Shawn Peters
Joshua Previl
Kevin Pruitt
Jhonei Dugger
Shem Alexander
Richard Curry
KJ Wray
Naomi Cypress
Anastasia C Robertson
Ron Casson
Stella Grayson
Shamus D Harmon
Kuasi N Imara
Ryan Johnson
Robin Jones
Doris Duggins
Albert Hubbard
Jibri Tucker
Sharell E.
Adam Thomas
Johnny Gibbs
Marissa Galvin
Asiya Egbuson
Kat Moon
Florence French
Eustus Fagan
Zuberi Olushola
Justina Thengumthyil
Keenan Davidson
Renée Bennett
Dwayne Lewis
Jeffrey Guerrero
Kimberly N. Smith
Charita L Collins
Christopher Phelps
Morgan West
Henry William...
Chris Grant
FaLon Thomas
Janell Foster
Vanessa Lenoir
Keesean Cooper
Steven Harper
Marlee Jones
Louis Golden
Bianca Fender
Jason D. Wells
Corey Leach
Hunter Scott
Julian L Walker
Henry Robinson
Ronald Thomas
Lynda Foreman
Lawrence Roach
Anthony J. Hunter
Mengistu Kuwa
Michael Jones
Detria L Davu
Deondre Alexander
Toni Walker
Dustin Gayer
Melvin Harrison
Klynton Dyer
Grady Spivey
Mikal Mokelu
Quisha D Henderson
Osjua Newton
Jocelyn Prevost
Keena Pemberton
Mark Borden
Donnella Quarterman
Rodney Taylor
Clannon Williams
Ryan Nathan...
Dominick Wright
Cameron Constant
Tresa Perkins
Don W. JONES
Kenneth Beauchamp
Victor Odico
Diana Sutton
Ervin Kershaw
Jerry M Watson
Riina Curren
Tiye Jones
Emma Osler Williams
Gregory Bardley
Eric Rivera
Jarrett Smith
Aaron Williams
Samantha...
Alexis Gabriel
Sonny Robles
Ronald Coleman Jr
Davonte Coleman
Benedict Louis Nelson
Alyta Mack
Chris Watts
Jeffrey Dorvil
Calvin Brown
Irving Surles
Christina Moody
Asia Shanee Wickliff
Brittany Clemmons
Giovanni Pascal
Georgette Evans
Allen Robinson
Rashon Medlock
Greg Franks, Jr.
Barbara Fisher
Philip J Cummings
Furqan D. KHALDUN
Veshia Penn
Andrew Mcdougal
Kendall Terrell Howard
Dameon Workman
Melvin Douglas
Clifton Slater
Catrice Collins
Endy Mathurin
Jamaal King
Chris Jones
Barry Stroman
Mary Kelly
Damion Willis
Osaiyekemwen...
Gilbert L Taylor Jr
Evan Joseph
Marcus L Latimer
Brian Gordon
Terry Hargraves
Jordan Balibundi
W Glen Forest
Sheldon Williams
Daniel Stephenson
Keston Lashley
Althea Garvey
Jose Berrios
Jeff Stephen
Shatiqua Darshan
Daniel Maddox
Martha Kapaya
Aaron Austin
Dennis Gilham
Yves Olivier Well
Monica Lewis
Nixon Frederick
Damon Skinner
Patrick Thomas-Clark
Alessandra Brown
Shoshone N. Johnson
Reginald Lawton
William C Stephens
Ayanna Shepard
Achiri Ade
Travis Shropshire
Vanessa Coley
Rita Edwards
Brannon Pierce
Valoria Robinson
Peether Vang
Temi J
Stephen Jackson
Estelle Moody
Evelyn Brisco-Elser
Franco Healy
Patricia Jackson
William T Adolph
William Grady III
Joshua Mitchell
Steven Homegar
Frantz M Joseph
Wesley Stukes
Sheila Morris
Marqus Smith
Dan Charles
Jordan Patten
Asinia Neale
Tarico Brown
Annemarie Carter
Chibueze Onwunaka
Chris Bass
Jessie Bonson
Matthew Brown
Brett Williams
Antoine Linzie
Charles Ojoko
La Tarsha M. Lawrence
Miguel Sellers
Brent Wilson
Ken Taylor
Kevin Henry Jr
Paula J Pollard
Tanequa Dozier
Shelly R McGhee
Jessica Portillo
Enrica Y. Carter
Martias Kendrick
Shawn Forth
Aleksandra P
Deborah Kitson-...
Shameeka Goldson
Margaret Charles
Brandon Dial
Angelo M. Dai'Re
Tristan Lamey
Brittney Jeffries
Lj Smith
Andrew Charles...
Devin McCollum
Dennis McLean
Thanto Ngcingwana
Dwain Young
Rico Robinson
Liza Washington
Julia A Deans
Mat The Mimic
Salih Issamadeen
Adrian Pesnell
Shenell Tolson
Tabitha Israel
Dan Brown
Chris Walunas
Nick McCants
Matthew Coe
Jewel Hopkins
Wellington Clark
Donavan Manahan
Sherry James
Marquis Miller
Dennis Birden
Gheya Calhoun-Butler
Jimmy Horne
Joseph L Martin
Brandy Tyler
Garry Miller
Julius Terrell
Jalessa Slade
Malcolm GLASGOW
Donny Greene
James Watson
Isiah Brown
Marshunna Clark
Gabriel Philibert
Ayobami Oseni
Devante Drake
Bryan Julian
Que Ston Bell
Yolany Sanon
Kennadi Hurst
Chanice Chism
Joshua Harden
Tafadzwa Musuka
Donavon Lofters
Lazaro Nogueras
Jason Watkins
Kenneth Beauchamp
Cherise Cadwell-...
Eclectic Resolve
Leandro Soares
Daniel Patton
Mari G.
Beryl Crumpton Potter
Dimitra Moment
Erion Moore
Denise Shuler
James Hayes
Karen Felix
Trey S.
Khayra Sabree
Salome Wallace-EL
Amayra Alvarez-...
Damien Davis
Rachelle JEFFERSON
Michael Dibble
Keith Jenkins
Jeffery L Stokes
Mark Korang
David J Murphy
Joseph Boyd
Francine Harris
Alphonso White
Rahsaan Shannon
Kareem Bland
Felix Keith Harris
Quentin COOKS
Dana Carbo-Bryant
Ivan Harris
Mhycael Patterson
La Tonya G Hawkins
Daniel Davis
Charles Evans
Edward Davis Jr
Ben Coley
Jason Muhammad
Egidio Jefferson
Aqiyla JOB
Kiasone Loadholt
Terrance Finnie
Derrick Barnes
D EB Orah ONEAL
Hashim Hazelwood
William S. Mason
Celestine Gildersleeve
Jenine Robinson
Melissa Griffin
Leslie Prescott
Najee Brown

Maximo Martinez
Frankie Mouzon
Charles Hampton
Sheyda Belli
Ramona Taylor
Jermon Richardson
Jori Johnson
Kevin Smith
Thomas Collins
Debbie Pryse
Karilyn Simpson
Giorgio Jackson
Cipriana GONZALEZ
Spirit Connexx
Yvette Hawkins
Anthony Campbell
Karen E Hempstead
Eric Kruckenberg
Erik T Rhodes
Marquis Lafayette...
Khris Persaud
Christopher McIntyre
Gabriel Thomas
Handers M
Jacquetta Greene
Xavier Williams
Maurice Ellis
Jah Gan
George Gillem
Yolanda GARRETT
Manaani Jefferson
Asante I
Amanda Aniton
Skyler Lyons
Robert Bass
Jayy Love
Teyanna C Ingram
Kristain Manson
Cedric Clark
Dre'vean Mangram
Duke Wright
Tanaya Santiago
Charnelle Cook
Jerome Graham
Julius Chisolm
Christian Perez
Eugene Plaisir
John Council
Wambui Wanguri
Shelff B Denson
Nicole Solomon
Sylvaking Addo
Jamill R Baker Sr.
Lisa Renee KING
Tanya Glover-Dumas
James Price
Robert Green
Xavier Polk
Amani Latson
Nakia Robinson
Terry Smith
Jarrett Mason
Larie Rose Goggins
David Rivers
Nailah Philogene
Simone Monet Wahls
Deborah Jones
Alex Johnson
Chauncey Payne Jr
Stephen A. Bessent

Darius Landers
Chelsea Hill
Philippe BOULINGRIN
Adanda Vorn Bernard
Adan Farrah
Manuel Eric Colon
Joel Campbell
Arrianna Gumbus
Freda Osler
Bryeon Jones
Alonzo Payne
Ernest M Smith Sr
Myra E Diggs
Keona Jones
Michael K Hackett
Tommette Brown
Tarik Reese
Karla Bressant
Michael Frank Hill Jr
Dante Evans
Oscar Alferez
Catherine Collier
Azure Bush
Kenneth Bell
Jeneen Montford
Omar Williams
John Drewery
Shakirah Islam-Gatling
La Verne Duncan
Sanshiah Whyte
Allen Mccottrell
Montrell Ruckee
Tesean McGaney
Sasha Thomas-Blair
Elijah Nelson
Ray Osterbauer
Joseph Reese
Andre Powell
Tanisha Moore
Dorson St Phard
Annette McAllister
Frederic Freeman
Miles Parish
Ali Abboud
Jacqueline...
Arneal P Clarke
Troy McLaurin
Curtis Stricklen
Ricarda Brown
Thomas Jackson
Sandra Lee Jones
Anthony Hogan
Raven Smith
Nicole Savoy
C Netanyahu Spruill
Channon Conner
Stephen Adekolu
Vidal Montgomery
Jackie Williams
Mark Roberts
Winston Farrow
Yolanda Benton
Whoopi Goldberg
Taylor Clinton Jr.
Michael Seay
MM MM
Faith Webb
Arthur Pemberton
Cynthia Coleman
Larry Vaughan Jr

Sean Campbell
Robert Taylor
Jerome Hines
Herman Moten
Sephorah Hyppolite
Marcia Gillespie
Kierra Sheffield
Mahammadou Tunkara
Gregory Reed
De Carlo Rice
Marlisa Blueford
Warren Feaster
Sharonda Muwwakkil
Marvin Newell
Kendall Stanfield
Deja Torrence
Barbara Lekes
John Webster
Oluwa Herndon
Malik Thompson
Raphael La Rose
Jeremy Monger
Linda Lee Creggett
Albert Edney, II
Tanika Carr
Mike Harris
Matthew Poellnitz II
Alex Nembhard
Cheryl Adams
Joseph Tims
Jacqueline Shepherd
Nicholas Tolliver
Antonio N Lawson
Roxann Speight
Charmaine T Hollis
Shaun Mitchell
Nicolas Maniscalco-...
Ian Carty
Adriane Price
Ashley Manning
Joseph Darazsdi
Zyronica Smith
Brandon Phillips
Valecia Wright
Philip Watson
Eric Thompson
Antinita Coates
Eric Kennedy
Zephaniah Stribling
Kenneth Rhodes
Donna Williams
Yosef Perez
King Rio
Raquel Lyles
Tyree Fuller
Jason Joseph
Michael J. Asberry
Randy Walker
Terrance King
Shurron Farmer
Candice Smith
Kimberly A. Thomas
Kelly A MITCHELL
Daniel CURTIS
Christopher Jackson
Robert Huffman
Jimmy Jenkins Jr
The Pemberton Grou...
Rufus Rivers III
Roger Jones

Britnee Duhart
Raven Moss
Lewis Elliott Warner...
Jacob H
Kore King
Gary Anthony...
Jalen White
Kim Kim
Wayne Jarrett
L Anglin
Olamide O.
Valdemar Monsanto
Ubaldo Colon
Nisha Content
Lamona Griffin
Jacqueline Griffin
Sean Angelil
Tyrone Evans
Devinn Adams
Mariah Godinez
Jova'n Larry
Victoria Hill-Wassi
Darryl L Davis Sr
Daniel Dunn
Brett Beuch
Nanette RICHARDSON
Perrisha Robinson
Glenn F Burger
Leroy Mask
Richard Campbell
Jennifer Hill
K.J. Etienne
Maurice Smith
Dileon Williams
Brian Hughes
Ashley Smith
Jacob McCalla-...
Kenneth Cleveland
Heather Douglas
D'antoine Crosby
Joshua A
Reuben Cox
Dennis Dominic...
Troy Allen Purnell
Midi Shaw
Kassy Mannoua Amoi
Caleb Marcus Jones
Maliyah Edwards
Reginald Bellamy
Ron Bell
Jennifer Jiggetts
Diane Francis
Otis Lockhart
Horace Reid
Tiki Walkes Jr.
Paul Moses
Gregory Liccardi
Johnny Rosa
Antonio Borden
Michael A. Thomas
Tajma Baker
Tony J Moore Jr
Eve Boaheng
Andrew Bradley
Shelly Ann Sands
Nord Bullock
James Skaggs
Gerald Ferguson
Marcus Carroll
Brenda Hoyt

Derrick Farmer
Christopher Ellison
Joshua McDonald
Andre Hayes
Patrice M Wilder
David Ikaika Bates
Omar Coleman
Aaron Hayes
Cory Siles
Zakkiyya Lanay...
Samuel S Jackson
Dileimy Waring
Barry S.
Shacarra Crawford
Tyrese James...
Rudolph Weber
Kevin Pickett
Denyse Charles
Amari Allah
Earl Fred Grogan
Tammy Wise
Kingsley Dennis
Dupree Vincente
Christopher W Snapp
Susanna Singh
Allen J Cannon
Corey Jones
Michael Osby
Vito Zaccone
David Irvin
James R Sanders
Della R Earley
Toya BAKER
Deborah Jackson
Great Adeola
Ime Atakpa
Chris Ross
James McIntyre
Steven Wright
Shawn Gillman
Dwayne Pierce
Joseph Alily
Daphne Lewis
Jean Louis-Jeune
Terrance James
Calvin Small
Tariq J. Sweeper
Jeffrey Powell
Ali Abdi Aynaanshe
Glenroy Wilson
Alison Korte
Mark Beckler
Julian Boone
Janel Thomas
Yahoteh Kokayi
Benjamin Sands
Dakarey Williams
Richelle Mitchell
Wyntoun Henderson
Kaytron Coker
B3 Yond B4TMAN
Eric Dolford
Trent Bailey
Taisha Dent
Cedreca Strickland-...
Michael Anderson
Brittney Conley
Akeem Snow
Chantai Corbin
Earlean Wilson Huey

George Andrews
Dehron Driver
Erick Frederick
Gael Hyppolite
Kerensa Mabwa
Dominique Newell
Christina Hartsfield
Corey Payne
Shalanda Cummings
Jimmy Parks II
Lorenzo B Rambo
Jacqueline Joseph
Alicia Abd Rezagh
Raymond Schmidt-...
Deondre Sanders
Matthew Trainor
Joshua Sullivan
Cameron Boutte
Ml Lew
Terry Banks
Marva Easley-Bey
Shaheed Rahh
Samuel Rameshkumar
Shakoya Hicks
Jessica Adams
Carlenia Springer
Raymond E. Moore Sr.
Sunny Greene
John YOung
Charles Carlies
Ronald Ivy
Brandon Pierce
Cornelius Harris
Judith SEARS
Michael Reed
Umigel Sanchez
Charles Jefferson
Randy Seals
Tonia Stoney
Jimmy Foreman
Walter L Jones III
Tarrell Canada
Gary Tucker II
Wade A Hunter
Eustace L Greaves Jr
De Annrea Carter
Derek Gordon
Zac Morrison
Jamal Bailey
Kaba Hiawatha...
Paul Lundgren
Maurice Wade
Kareem Devonish
Tasby Best
Fernando Aoki...
Shanna Rucker
Gavin Palmer
Alexis Royal
Reginald Green
Murphy Jones
Jemel Parker
Harold Bagley
Obi Linton
Arturo Emanuel...
Dyarl Orr
Brian Lee Robertson
Rodney Robinson
Uplift Forever
Danielle Owusu
Abel Osagie

Pauline Marshall
Courtney Lewis
Timothy Crew
Andrew Phillips
Joycelynn Glover...
Terrance Bain
John Fitzgerald...
Aaron Jamar McRae
Rodney Bell
Bruce M White
Dejon Montgomery
Gary Turner
Tomara Morgan
Curtis Baxter
Jose Daniel Ortiz...
Calvin McCullough
Daniel Lynch
David Norwood
Jessica Jefferson
Nigel Rankine
Briauna Dunn
Augusta Randolph
Ruth V. Akumbu
Camille Mazier
Jimmy Butler
Willie H Statum II
Erkmann CONSTANT
Kevon Morris
Angela R Tinsley
Paul Shin
Heather Looney
Jerome Sage
Chauni Lee
Kerline Lorantin
Samuel Brown
Savon Banuchi
Junius Trantham
Lorne Brodie SR
Hannibal Adofo
Tristan Thomas
Zalin Landrews
Johnathan Shaw
Tonya Hinton-Green
Marilyn Hartzell
Sharita Fields
Vincent Horn
Soma Sorzano
Anthony Edmondson
Maya Hodge
Christine Davis
Roxy Gray III©
Gregory Roberson
Dalonte Mason
Paris Karnes

Lashawn Lovett
Anthony C Fletcher
Matthew Carter
Martin Joseph
Bianca Blount
Randall Bostick
Jamelle Gentry
Tahfia Rowe-Mcgregor
Carvell Mason
Jibril Love
Alexander Devereux
Demarcus Lott
Henry Rowson
Herod Comminey
Douglas Nemedia
Mario M Thompson
Kenta Tahir
Corey Tucker
Kevin Brown
Greg Dubois
Patrick Levels
Eric Rachal
Yussef Fakira
Benjamin O'Riordan-...
Jake Nonombre
Atrisha Gardner
Javonte Gardner
Arthur Ochieng Owino
Michael Patterson
Jeanell Harris
Jasmine Nicholle Mack
James Bradley
Melrose Lowman
Brandon Corbin, Sr
Eric Majette Jr
Chris Thomas
Derrick Jackson
Jamail Luckey
Louis Childress
Justin Wright
Jasmine Carroll
Tarrence Hall
Quachira Robinson
Rochelle Rickman
Frederick Jackson
Teko Timothe Folligan
Donald Allen Williams
Tasha A Adams
Fritz THELUSMA
Aris Cancel
Evelyne Kiganda
Shelia HAMMOND
Shawn Shelton Jr.
Jasmin MERCER

Patrice Brown
Brian Catlin
Jamie Holmes
LaKe'Sha Bowen
Patrice A Futrell
Paul Skalicki
Alexandra Tweeann
Prather Franklin
Jerry Antoine
Eric Anderson
Bobby Ray Porter Jr.
Da Tonio Graves
Earl Young
Roy Nesbitt
Germaine Griffis
La Keisha Robinson
Nigelle Hatch
Ronald C Sellers
Sean S Wesley
Bradford Exantus
Pheon Bright
Chevette Blackwell
Kalvin Sheffield
Carl Jules
Irene Otchere
Keith Ross
Kameron Williams
Keshia Stansbury
Moses Baranello
Anthony Beckles
Qualon Polk
Brandon Knighton
Kamantha Atterbury
Vernon Maze
Demetrius Clark
Gerard Clarke
Mikal Mokelu
Ronald A Gardette
Dabian Witherspoon
Calvin English-Floyd
Rhys Robotham
Marcus Cajuste
K Smith
Brenda Wilkerson
Octavia Vaughn
Lorenzo Peterson
Robert A Brown Jr
Charles Hogan
Siddiq Aquil
Krista Bishop
David Brown
Patrick Payton
Walter Reed

Alisa Woods
Chantelle Williamson
Dwight Gaines Jr
Emory Allen
Danielle Nunnally
Paul Crawford
Devin Smith
Keith Collins II
James Frederick
Stephan L Davis
Errol Oliver
Micheal Davis
Andre Wilson
Dax Labonte
Regina Jackson
Ryan Boose
Patricia Barthaud
La Frances Butler
Lorrett Hibbert-Smith
Alan Brown
Donna Alford
Naney Omot
Sidquoyia Shorter
Roderick Schuyler...
Eddie Carroll
Crystal Keeler
Constance Vaxter
Joseph Harvey
Andre Durden
William Ladson
Quinton Greene
Billy Horn
Kim Silver
Michael K Rucker
Eric Evert
Desiree Broady
Franck Manyong
Robert Taylor
Enos Nickens
H Overstreet
Xay Ortiz
Ritchel Calvaire
Jean Bernac Charles
Remie Marsaille
Lisa E. Fuqua
Khalid Cheshire
Emanuel Dixson
Caesar Woods Jr.
Demond Heard Jr
Tony Moore
Jason Allen
Shyheim Brewster
Patric Taylor

Kaley Carrado
Jasen Graves
Sade Johns
Michael Tosatto
Akintunde Akinola
Carlos Reberny Maclin
Paul Aikens
Robert Matthews
Maya M Baker
Kerry Johnson
Tj Johnson
James Sparks
Brandon D Davis
Kadeem Knight
Dipo Ajose-Coker
Kevin Cole Jr
Giana Gibson
Onico Williams
David Manciel
Woody Ousey
Brandyn Simmons
Fanicy Sears
Alexander Aguilar
Aaron Blair
Dorian Hatchett
John Ford Jr
Alicia Cole
Javien Williams
Chris Atkins
Christopher A Brown
Patrick Hamber
Bredia Newbolt
Monica Shirlee
Timothy Thompson
Walter Lewis
Cedric Mitchell
Kim Davis
Cassandra Kirk
Az Methods
Bryant Bransford
Tia Perry
Debra W Terrell
Abdul Muhammad
Iso Whitsett
Travis Brown
Michael Greene
Bryson Babineaux
Winifred Okolie
Eric Vickers
Sandra L Miller
William T McGhee
Jremy Grimes
Dean H. LACROIX

Eva Dennis
J S
Royshonda Childs
Kim Mathurin
Jonathan Jackson
Tanya Ballard Brown
Deborah Harvey
Derrick C Hannah
Ardania Johnson
Terrance Martin Griffin
Marc Johnson
Michael Blow
William Jones
Cody Brooks
Mychael Johnson
Garland L. Holt
Tory Austin
Ian Norman
Deborah Dixon
Rutherford Thomas
Deidre Harris
Michael Rodgers
Cheryl Clausell
Benita Ramsey
Asr Hotep
Christina Lawrence
Jarvis Serls
Derek Chandler
Darryl Stewart
Dwight Boykin
John Vaughan
Colleen Corbin
Eshu Xi Amaru
Takisha Roberts
Lonnie Fitzgerald
Ronnie L. Campbell
Danielle Lyew
Jennifer Reed
Emmanuel Quarshie
Jamal Johnson
Amanda L Ellis-Taylor
Andres Dominguez
Wilky Celestin
Ruth Yong
Brice Gooden
Joshua Boykins
Dellaree Murray
Hazel Verge
Monique Oden
Levi Johnson
Deleon Haley
Vander L Bannister JR
Glenfield Browne

Thank You!

From the Black Sands Entertainment Team



Manuel Godoy

CEO

Renowned author of Black Sands Entertainment and amazing CEO. Manuel Godoy helped grow a comic book series into a publishing empire. His performance on Shark...



Geiszel Godoy

CFO

Handling the logistics, contracts, and media outreach, Geiszel has been a critical member of Black Sands Entertainment. She is also a distinguished author of the series...



David Lenormand

Art Director

Lead artist and concept director for Black Sands and Mori's Family Adventures. He has over ten years of experience in art...

Details

The Board of Directors

Director	Occupation	Joined

Manuel Godoy	CEO of Black Sands Entertainment @ Black Sands Entertainment	2016

Officers

Officer	Title	Joined
Manuel Godoy	President CEO	2016
Geiszel Godoy	CFO Secretary	2016

Voting Power

Holder	Securities Held	Voting Power
Manuel Godoy	3,735,000 Common stock	83.3%

Past Equity Fundraises

Date	Amount	Security	Exemption
02/2020	$480,000		4(a)(6)
12/2020	$534,999		4(a)(6)
06/2023	$1,144,671		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	7,323,530	4,485,000	Yes
Preferred Stock	1,615,000	951,264	No

Warrants:	0
Options:	300

Form C Risks:

The value of a publishing brand relies heavily on products that require a large amount of upfront cost, such as films. As such, there may not be funding for such productions that would help bring the company to explosive growth, causing growth to stagnate for a period of time.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Financial Risks: The Company's financial performance is subject to various risks, including fluctuations in revenues, changes in operating costs, foreign exchange rate fluctuations, interest rate fluctuations, and the availability of financing. These risks may affect the Company's profitability and liquidity.

Market Risks: The entertainment industry is subject to changes in consumer preferences and technological advances, which may lead to decreased demand for the Company's content or render its distribution methods obsolete.

Dependence on Third-Party Partners: The Company relies on third-party partners for the development, production, and distribution of its content. The failure of these third-party partners to perform their obligations may result in delays, cost overruns, or lower-quality content.

Competition: The entertainment industry is highly competitive, and the Company faces competition from established and emerging companies that create and distribute similar content. Increased competition may negatively impact the Company's market share and financial performance

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition

of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the

company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Black Sands Entertainment Inc.

Delaware Corporation
Organized November 2016
2 employees
298 East Main St
944
Middletown DE 19709 http://blacksands.com

Business Description

Refer to the Black Sands Entertainment profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Black Sands Entertainment has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less